Exhibit 99.1
For immediate release

IMI ANNOUNCES SECOND QUARTER FINANCIAL RESULTS AND PROVIDES OPERATIONAL UPDATE

•	Major ColorectAlert™ study with U.S. National Cancer Institute
•	25,000-participant PREPARE study underway in life insurance testing market
•	Expanded scientific validation for PREVU*
•	Positioned to receive milestone payments later this year

Toronto, Ontario (August 10, 2005) - - Predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced financial results for the second quarter of fiscal 2005 ended June 30, 2005 and provided an update on operating activities.

“We have realized a number of important achievements in the first half of 2005 that will contribute significantly to the long-term value of the company,” said Dr. Brent Norton, President and Chief Executive Officer. “We have started the 25,000-participant PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) clinical trial in the life insurance testing industry for PREVU* LT (Lab Test) Skin Sterol Test, the lab-processed format of the technology - - a study that includes LabOne and, most recently, Allstate Life Insurance Company. Interim results from PREPARE, along with data from other studies, will create near-term revenue opportunities and may lead to regulatory applications in Canada and Europe as well as milestone payments as early as later this year. We are also continuing to generate compelling skin sterol data, with four scientific publications and three presentations to date in 2005, and more expected in the second half of the year.”

Dr. Norton added, “Our cancer portfolio is likewise advancing, with a major study with ColorectAlert™ sponsored by the U.S. National Cancer Institute’s Early Detection Research Network (EDRN). The EDRN study will add significant credibility to our cancer platform and raise awareness of our technology among key thought leaders. Most importantly, pending favorable data we anticipate this study will help pave the way for regulatory approval of ColorectAlert™. We also have a pivotal study underway for our breast cancer test, which is expected to be completed by the end of the year.”

PREVU* Commercialization Update
Total revenue for the quarter amounted to $411,000, reflecting $333,000 in sales of product to McNeil Consumer Healthcare and license revenue of $78,000. McNeil has completed its first sales of PREVU* Point of Care (POC) Skin Sterol Test.

IMI Announces Second Quarter Financial Results and Provides Operational Update

McNeil is actively promoting PREVU* POC through medical conferences in major world markets, including the upcoming annual meetings for the European Society of Cardiology, Canadian Cardiovascular Society and American Heart Association.

McNeil is also targeting specific health care programs and providers, with a number of training initiatives for operators underway to support planned programs in Europe, Canada and the U.S. with PREVU* POC. These programs are aimed primarily at clinics where cardiovascular risk assessment is conducted. Additionally, McNeil expects to work with certain national retailers in select markets to establish in-store PREVU* POC clinics, possibly starting in fall 2005.

McNeil also continues to meet with life insurance companies to prepare for the upcoming launch of PREVU* LT and will be attending the upcoming Association of Home Office Underwriters conference to raise market awareness of PREVU* LT.

Recent Operational Highlights

Increased visibility of PREVU* with presentation of new clinical data
•
Data presented at the 6th Annual Conference on Arteriosclerosis, Thrombosis and Vascular Biology showed that patients with elevated skin sterol and a high Framingham global risk score have a significantly higher risk of multi-vessel disease (a narrowing or blockage in two or more coronary arteries, which provide the heart muscle with blood rich in oxygen).

•
Data published in the July 2005 issue of the journal Atherosclerosis showed that skin sterol is at least as predictive of the presence of coronary calcium as traditional risk factors, including serum (blood) lipid measures. Deposits of calcium in the coronary arteries indicate a narrowing or blockage.

•
Data presented in July at the American Association for Clinical Chemistry (AACC) Annual Meeting showed that PREVU* LT can effectively measure skin sterol on the palm of the hand and that results from PREVU* LT and PREVU* POC are comparable.

•
Data published in the August 2005 issue of Atherosclerosis showed that skin sterol is strongly associated with history of myocardial infarction (MI), or heart attack, and may indicate increased risk of coronary-related events.

Expanded patent protection for PREVU*
•
A patent titled Multilayer Analytical Element, which describes a “thin film” that could lead to new film-based techniques for determining the amount of cholesterol in skin tissues, was granted in Mexico. This patent has been granted in the United States, Canada, Europe, China, Australia and Korea, and is pending in Japan and Brazil.

•
A patent titled Method of Determining Skin Tissue Cholesterol, which describes an alternative method of using reagents for the measurement of cholesterol on the skin surface, was allowed in Canada and Japan. This patent has been granted in the United States and is pending in Europe.

IMI Announces Second Quarter Financial Results and Provides Operational Update

Continuing to pursue re-instatement of two U.S. skin sterol patents
In June 2005, IMI submitted a request to the U.S. Patent and Trademark Office (U.S. PTO) for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to IMI’s skin sterol technology. As disclosed in February, the U.S. PTO had asked for more information regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

Outlook
“Our outlook for the remainder of 2005 is positive,” said Dr. Norton. “With the start of PREPARE, McNeil is advancing its strategy for PREVU*: having multiple formats of the product available in multiple markets. While we cannot provide specific guidance on revenue, we expect to see sales of PREVU* build through the year and into 2006.”

Dr. Norton continued, “Another important objective for us is to accelerate our cancer franchise. With new data expected this fall from two LungAlert studies as well as the pivotal breast cancer trial, we expect to initiate discussions with possible partners as early as the fourth quarter this year.”

Primary objectives for 2005 include:

•	Initiate a clinical trial directed at expanding PREVU*’s regulatory claims to screening for risk of heart attack;
•	Develop an additional test format for PREVU*;
•	Seek regulatory approval of PREVU* LT in Canada and Europe later this year;
•	Achieve milestone payments from McNeil; and
•	Initiate discussions with potential partners for IMI’s cancer portfolio.

Financial Review
Total product-related sales to McNeil were $333,000 for Q2 2005 compared with $100,000 for Q2 2004. Product sales for the six months ended June 30, 2005 were $345,000 compared with $100,000 for 2004. This increase is attributable to McNeil’s commercial launch of PREVU* POC in Q1 2005.

License revenue was $78,000 compared with $27,000 for Q2 2004. For the six months ended June 30, 2005 and 2004, license revenue was $155,000 and $28,000, respectively, reflecting the upfront payments received in 2004 and 2003. License revenue consists primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements.

The net loss for Q2 2005 was $1,455,000 or $0.07 per share compared with a loss of $1,480,000 or $0.07 per share in the same period last year. For the six months ended June 30, 2005, the net loss was $2,757,000 or $0.13 per share compared with $2,562,000 or $0.12 per share for the six months ended June 30, 2004.

Research and development expenditures in the quarter increased by $29,000 to $805,000 from $776,000 in Q2 2004. Total research and development expenditures for the six months ended June 30, 2005 and 2004 amounted to $1,448,000 and $1,348,000, respectively.

IMI Announces Second Quarter Financial Results and Provides Operational Update

The primary reasons for the variance for the quarter are:
•	A decrease of $131,000 in salaries and benefits due to the timing of incentive compensation in Q2 2004 resulting from the achievement of predetermined performance milestones;
•	An increase of $137,000 in professional fees related to the petition to reinstate two of IMI’s U.S. skin sterol patents that had been listed as abandoned in 2004; and
•	An increase of $12,000 in clinical trial costs for cancer and skin sterol.

General and administration expenses amounted to $758,000 for Q2 2005 compared with $766,000 in Q2 2004, a decrease of $8,000. General and administration expenses for the six months ended June 30, 2005 and 2004 amounted to $1,522,000 and $1,287,000, respectively.

The primary reasons for the variance for the quarter are:
•	A decrease of $85,000 in salaries and benefits due to the incentive compensation payments in Q2 2004 resulting from the achievement of predetermined performance milestones;
•	A $132,000-increase in stock-based compensation, a non-cash expense, to $183,000 for Q2 2005 from $51,000 for Q2 2004;
•	An increase of $32,000 in expenses related to the annual report and annual meeting;
•	A decrease of $33,000 in fees related to investor relations for consulting and development of public relations materials; and
•	A decrease of $42,000 in office administration and travel expenses.

Amortization expenses for equipment and acquired technology for Q2 2005 amounted to $54,000 compared with $63,000 for Q2 2004 as a result of the lower net book value of the acquired technology. Total amortization for the six months ended June 30, 2005 and 2004 amounted to $106,000 and $120,000, respectively. Purchases of capital assets, primarily in support of our clinical trial program and manufacturing, amounted to $116,000 during 2005 compared to $151,000 in 2004.

Recoveries of provincial scientific investment tax credits (ITCs) amounted to $48,000 for Q2 2005 compared with $$63,000 in Q2 2004. For the six months ended June 30, 2005 and 2004, recoveries of ITCs amounted to $98,000 and $100,000, respectively. Interest income amounted to $22,000 for Q2 2005, compared with $30,000 for Q2 2004. This decrease resulted from lower cash balances invested through most of the quarter.

As at June 30, 2005, IMI had cash, cash equivalents and short-term investments totaling $2,386,000. Cash used in operating activities during Q2 2005 amounted to $1,163,000 compared with cash provided of $1,459,000 in Q2 2004. The 2004 period was affected by the $3,000,000- up-front licensing fee received in Q2 2004.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and the recovery of ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITC receivable of $299,000 will be sufficient to meet its current operating and capital requirements until at least Q2 2006.

IMI Announces Second Quarter Financial Results and Provides Operational Update

Conference Call and Webcast

IMI will hold a conference call and webcast tomorrow, August 11, 2005, at 10 a.m. ET. To access the conference call, please dial 1-866-249-6463. A live audio webcast will be available at www.imimedical.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until August 20, 2005, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21133790#.

About IMI

IMI (www.imimedical.com) is a leading predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:
Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier, Director, Communications	John Nesbett/Sally Martin
Ron Hosking, Chief Financial Officer	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jnesbett@investorrelationsgroup.com
rhosking@imimedical.com	smartin@investorrelationsgroup.com

IMI Announces Second Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)
As at June 30, 2005 and December 31, 2004
(Unaudited)

	June 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$75,161	$239,458
Short-term investments	2,311,328	4,956,945
Accounts receivable	41,704	222,348
Inventory	63,969	267,500
Prepaid expenses and other receivables	164,861	137,015
Investment tax credits receivable	299,000	389,000
Total current assets	2,956,023	6,212,266
Capital assets, net of accumulated amortization of $650,879 (2004 - $581,155)	467,006	420,955
Acquired technology, net of accumulated amortization of $820,685 (2004 -$784,399)	326,572	362,858
	$3,749,601	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$330,857	$1,021,086
Accrued liabilities	352,221	566,951
Current portion of deferred revenue	306,900	306,900
Total current liabilities	989,978	1,894,937
Deferred revenue	2,450,850	2,604,300
Total liabilities	3,440,828	4,499,237
Shareholders' equity
Capital stock	24,412,846	24,192,321
Contributed surplus	1,676,532	1,328,187
Warrants	200,000	200,000
Deficit	(25,980,605)	(23,223,666)
Total shareholders' equity	308,773	2,496,842
	$3,749,601	$6,996,079

IMI Announces Second Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
REVENUE
Product Sales	$332,701	$100,000	$345,060	$100,000
License revenue	78,081	26,725	154,806	28,450
	410,782	126,725	499,866	128,450
Cost of product sales	319,322	93,464	330,551	93,464

Gross Profit	91,460	33,261	169,315	34,986
EXPENSES
Research and development	805,088	776,392	1,447,574	1,347,502
General and administration	758,000	766,149	1,521,865	1,286,703
Amortization	53,705	63,023	106,011	120,291
	1,616,793	1,605,564	3,075,450	2,754,496

RECOVERIES AND OTHER INCOME
Investment tax credits	47,923	63,000	97,923	100,000
Interest	22,383	29,637	51,273	57,144
	70,306	92,637	149,196	157,144
Net loss for the period	(1,455,027)	(1,479,666)	(2,756,939)	(2,562,366)

Deficit, beginning of period	$(24,525,578)	$(18,737,467)	$(23,223,666)	$(17,654,767)
Deficit, end of period	$(25,980,605)	$(20,217,133)	$(25,980,605)	$(20,217,133)

Basic and diluted loss per share	$(0.07)	$(0.07)	$(0.13)	$(0.12)
Weighted average number of common shares outstanding	21,529,262	21,264,052	21,434,065	21,263,515

IMI Announces Second Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$(1,455,027)	$(1,479,666)	$(2,756,939)	$(2,562,366)
Add items not involving cash
Amortization	53,705	69,623	106,011	126,891
Stock compensation costs included in:
Research and development expense	58,122	55,887	88,443	76,069
General and administrative expense	183,477	50,963	282,027	85,144
Net change in non-cash working capital balances related to operations	73,591	(211,559)	(458,630)	(72,815)
Increase (decrease) in deferred revenue	(76,725)	2,973,275	(153,450)	2,971,550
Cash provided by (used in) operating activities	(1,162,857)	1,458,523	(2,892,538)	624,473

INVESTING ACTIVITIES
Short term investments	1,009,887	623,950	2,645,617	1,698,366
Purchase of capital assets	(80,511)	(77,653)	(115,776)	(150,657)
Cash provided by investing activities	929,376	546,297	2,529,841	1,547,709
FINANCING ACTIVITIES
Issuance of capital stock, net	-	12,500	198,400	23,368
Cash provided by financing activities	-	12,500	198,400	23,368
Net increase (decrease) in cash and cash equivalents during the period	(233,481)	2,017,320	(164,297)	2,195,550

Cash and cash equivalents
- Beginning of period	308,642	239,855	239,458	61,625
- End of period	$75,161	$2,257,175	$75,161	$2,257,175

Represented by
Cash	$75,161	$891,391	$75,161	$891,391
Cash equivalents	-	1,365,784	-	$1,365,784
	$75,161	$2,257,175	$75,161	$2,257,175

IMI Announces Second Quarter Financial Results and Provides Operational Update